Daqo Announces Appointment of Chief Operations Officer

CHONGQING, China, June 30, 2014 -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy" or the "Company"), a leading polysilicon manufacturer based in China, today announced that its board of directors has approved the appointment of Mr. Qiangmin Zhou as the Chief Operations Officer of the Company, effective immediately.

First joining the company in 2007, Mr. Qiangmin Zhou served as the General Manager of the polysilicon business group and then as the Chief Operations Officer. He resigned from the Company for personal reasons in April 2013 and rejoined Daqo New Energy in June 2014.

“We are very excited to have Mr. Zhou rejoin the Company.” said Dr. Gongda Yao, Daqo New Energy 's Chief Executive Officer, “His extensive experience and expertise will surely be of great value to the Company, especially to the operation of as well as the expansion project in our Xinjiang polysilicon facilities.”

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com

SOURCE: Daqo New Energy Corp.

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com